UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Avanex Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

05348W109 (Common Stock)

(CUSIP Number)

Jean-Pascal Beaufret
54, rue la Boétie
75008 Paris, France
33-1-40-76-14-05

with a copy to:

Stanley Komaroff
Proskauer Rose LLP
1585 Broadway
New York, New York 10036
212-969-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2003

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13(d)-1(g), check the following box. ☐

     Note.   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 05348W109

1.	NAME OF REPORTING PERSON Alcatel		I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Intentionally Omitted)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		7.	SOLE VOTING POWER 0

		8.	SHARED VOTING POWER 5,466,564[1]

		9.	SOLE DISPOSITIVE POWER 0

		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,466,564[1]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%[2]

14.	TYPE OF REPORTING PERSON* CO

(1) Includes options to purchase 652,947 shares of Common Stock of Avanex that are held by the Stockholders and are exercisable within 60 days after May 12, 2003.

(2) Assumes the exercise of all options to purchase 652,947 shares of Common Stock of Avanex that are held by the Stockholders and are exercisable within 60 days after May 12, 2003.

Statement on Schedule 13D
Pursuant to Rule 13d-1
under the
Securities Exchange Act of 1934, as amended

     Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Alcatel that it is the beneficial owner of any of the shares of Common Stock of Avanex referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer.

     This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Avanex Corporation, a Delaware corporation (“Avanex”). The principal executive offices of Avanex are located at 40919 Encyclopedia Circle, Fremont, California 94538.

Item 2. Identity and Background.

     (a)-(c) and (f) This Statement is being filed by Alcatel. The principal business of Alcatel is providing equipment and systems for the telecommunications sector. The principal business address and principal office address of Alcatel is 54, rue La Boétie, 75008 Paris, France.

     The name, business address, present principal occupation or employment, and the name and principal business and address of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of Alcatel is set forth in Schedule I hereto, which is incorporated herein by reference. The citizenship of each person listed in Schedule I is indicated on Schedule II hereto, which is incorporated herein by reference.

     (d)  and (e) During the last five years, Alcatel has not, nor, to the knowledge of Alcatel, has any of the persons listed in Schedule I hereto (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     As more fully described below, on May 12, 2003, Alcatel, a société anonyme organized under the laws of the Republic of France (“Alcatel”), Corning Incorporated, a New York corporation (“Corning”), and Avanex entered into separate Voting Agreements, each dated as of May 12, 2003 (collectively, the “Voting Agreements”), with each of Walter Alessandrini, Giovanni Barbarossa, Todd Brooks, Vinton Cerf, Joel Smith III and Susan Wang (collectively, the “Stockholders”), with respect to an aggregate of 4,813,617 shares of Common Stock of Avanex and options to purchase an aggregate of 652,947 shares of Common Stock of Avanex that are held by the Stockholders and exercisable within 60 days after May 12, 2003.

     Alcatel is deemed to have acquired beneficial ownership of an aggregate of 5,466,564 shares of Common Stock (assuming the exercise of all options to purchase 652,947 shares of Common Stock that are held by the Stockholders and are exercisable within 60 days after May 12, 2003) pursuant to and by virtue of the proxies granted in the Voting Agreements, representing approximately 7.8% of the outstanding shares of Common Stock (calculated as described in Item 5 below). In connection with and as a condition to the execution of the Purchase Agreement (as defined below) by Alcatel, the Stockholders entered into the Voting Agreements. The Voting Agreements apply to the 4,813,617 shares of Common Stock and options to purchase an aggregate of 652,947 shares of Common Stock that are exercisable within 60 days after May 12, 2003, in each case owned, beneficially or of record, by the Stockholders as of May 12, 2003. No additional consideration was given in exchange for the execution by the Stockholders of the Voting Agreements.

Item 4. Purpose of Transaction.

     The Purchase Agreement

     On May 12, 2003, Alcatel, Corning and Avanex entered into a Share Acquisition and Asset Purchase Agreement (the “Purchase Agreement”), which is incorporated herein by reference as Exhibit 99.1. The Purchase Agreement provides for, among other things, the purchase by Avanex of (i) all of the issued and outstanding share capital of Optronics France (as defined in the Purchase Agreement) in consideration for the issuance to Alcatel of shares of Common Stock of Avanex (the “Alcatel Share Issuance”) and (ii) certain assets of Corning in consideration for the issuance to Corning of shares of Common Stock of Avanex (the “Corning Share Issuance”).

     The Voting Agreements

     As a condition and to induce Alcatel to enter into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, Avanex, Alcatel and Corning entered into the Voting Agreements with each of the Stockholders, the form of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference. Pursuant to the Voting Agreements, the Stockholders have agreed to vote (or cause to be voted) all Shares (as defined in the Voting Agreements) (i) in favor of approval of each of the Alcatel Share Issuance and the Corning Share Issuance and (ii) against any action or agreement that would reasonably be expected to result in the failure to satisfy any conditions to the Alcatel Share Issuance or the Corning Share Issuance. In connection with the foregoing, each of the Stockholders executed an Irrevocable Proxy in favor of Alcatel to vote and exercise such Stockholder’s Shares solely with respect to the approval of the Alcatel Share Issuance. The Stockholders retained the right to vote their respective Shares on all matters other than those identified in the Voting Agreements.

     In addition, pursuant to the Voting Agreements, each Stockholder has agreed, among other things, not to, directly or indirectly, engage in any solicitation (as defined in Regulation 14A of the Rules and Regulations promulgated by the Securities and Exchange Commission pursuant to the Exchange Act) of other stockholders of Avanex against the Alcatel Share Issuance or the Corning Share Issuance or against any action or agreement that would reasonably be expected to result in the failure to satisfy any conditions to the Alcatel Share Issuance or the Corning Share Issuance.

     The descriptions contained in this Item 4 of the transactions contemplated by the Purchase Agreement and the Voting Agreements are qualified in their entirety by reference to the full text of the Purchase Agreement, which is incorporated herein by reference as Exhibit 99.1, and the Voting Agreement, the form of which is attached to this Statement as Exhibit 99.2.

     Except as set forth in this Statement, the Purchase Agreement and the Voting Agreements, none of Alcatel or the persons listed in Schedule I has any plans or proposals which relate to or which would result in or relate to any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a)  and (b) Pursuant to and by virtue of the Irrevocable Proxy granted in the Voting Agreements, Alcatel has the shared power to vote, or to direct the vote of, an aggregate of 4,813,617 shares of Common Stock and 652,947 shares of Common Stock that would be issuable upon exercise of all options to purchase shares of Common Stock that are held by the Stockholders and exercisable within 60 days after May 12, 2003, representing approximately 7.8% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of May 9, 2003 as represented by Avanex in the Purchase Agreement plus 652,947 shares of Common Stock that would be outstanding upon exercise of all options to purchase shares of Common Stock that are held by the Stockholders and exercisable within 60 days after May 12, 2003). To Alcatel’s knowledge, no shares of Common Stock of Avanex are beneficially owned by any of the persons named in Schedule I hereto, except for such beneficial ownership, if any, arising solely from the Voting Agreements.

     Set forth on Schedule III to this Statement is the name and title of each Avanex executive officer or director who executed a Voting Agreement and Irrevocable Proxy and the number of Shares beneficially owned by each such person.

     (c)  Except as noted above, Alcatel did not effect any transactions in the Common Stock of Avanex during the past 60 days.

     (d)  The Stockholders have the right to receive and the power to direct the receipt of dividends from the Common Stock of Avanex subject to the Voting Agreements. Such

Common Stock of Avanex is subject to restrictions on transfer pursuant to the Voting Agreements.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     Other than as described in Item 4 above, to the knowledge of Alcatel, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such person and any person with respect to any securities of Avanex.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Share Acquisition and Asset Purchase Agreement, dated as of May 12, 2003, between Avanex, Corning and Alcatel which is incorporated herein by reference to Exhibit 2.1 to the Avanex Corporation Form 8-K Current Report for May 12, 2003, Commission File No. 000-29175.

99.2	Form of Voting Agreement and Irrevocable Proxy, dated as of May 12, 2003, by and among Alcatel, Corning and Avanex and each of the Stockholders.

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: May 22, 2003

ALCATEL

By:	/s/ Jean-Pascal Beaufret

Name:	Jean-Pascal Beaufret
Title:	Chief Financial Officer

SCHEDULE I

     The following sets forth the name, business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Alcatel.

Directors

     Daniel Bernard. Chairman and Chief Executive Officer of Carrefour S.A., France’s largest hypermarket network, located at 6, avenue Raymond Poincaré, B.P. 419.16, 75769 Paris Cedex 16, France.

     Philippe Bissara. General Representative of ANSA (Association Nationale des Sociétés par Actions), a legal consulting and lobbying organization, located at 39, rue de Prony, 75017 Paris, France.

     Frank Blount. Chairman and Chief Executive Officer of JI Ventures Inc., a venture capital firm, located at 1040 Stovall Boulevard N.E., Atlanta, Georgia 30319.

     Jozef Cornu. Advisor to the Chairman and Chief Executive Officer of Alcatel.

     Philippe Germond. President and Chief Operating Officer of Alcatel.

     Jean-Pierre Halbron. Director of Alcatel.

     David Johnston. President of the University of Waterloo (Canada), located at 200 University Avenue West, Waterloo, Ontario N2L 3J1, Canada.

     Daniel Lebegue. Director of Alcatel.

     Pierre-Louis Lions. Professor at the College de France, located at 11 place Marcelin Berthelot 75005 Paris, France.

     Thierry de Loppinot. Legal Counsel at Alcatel Headquarters.

     Peter Mihatsch. Chairman of the Supervisory Board of Giesecke and Devrient Munich, located at Beethovenstrasse 5, D-71069 Sindelfingen, Germany.

     Serge Tchuruk. Chairman and Chief Executive Officer of Alcatel.

     Bruno Vaillant. Engineer at Alcatel Space, located at 26, avenue Champollion, BP 1187, 31037 Toulouse Cedex 1, France.

     Marc Viénot. Chairman of the Paris Europlace Association, located at 92972 Paris La Défense Cedex, France.

Executive Officers

     Unless otherwise indicated, the business address of each of the executive officers is Alcatel, 54, rue La Boétie, 75008 Paris, France.

     Jean-Pascal Beaufret. Chief Financial Officer of Alcatel.

     Jacques Dunogué. Executive Vice President, President of Alcatel/Europe & South.

     Thomas Edig. Senior Vice President, Corporate Human Resources.

     Etienne Fouques. Executive Vice President; President, Mobile Communications Group, located at 10 Rue Latecoere, 78140 Velizy, France.

     Philippe Germond. President and Chief Operating Officer of Alcatel.

     Olivier Houssin. Executive Vice President; President of Private Communications Group.

     Mike Quigley. Senior Executive Vice President; President of Alcatel North America; President of Fixed Communications Group, located at 1000 Coit Road, Mailstop CHB 005, Plano, Texas 75075.

     Niel Ransom. Chief Technology Officer.

     Christian Reinaudo. Executive Vice President.

     Ronald Spithill. Executive Vice President; President of Alcatel Asia Pacific, located at 32/F Times Square, 500 Zhangyang Road, PuDong, 200122 Shanghai, China.

     Serge Tchuruk. Chairman and Chief Executive Officer of Alcatel.

SCHEDULE II

     The following sets forth the citizenship of each of the directors and executive officers of Alcatel:

Directors

     All of the directors of Alcatel are French citizens, except for the following:

Frank Blount. A U.S. citizen. Jozef Cornu. A Belgian citizen. David Johnston. A Canadian citizen. Peter Mihatsch. A German citizen.

Executive Officers

     All of the executive officers of Alcatel are French citizens, except for the following:

Ronald Spithill. An Australian citizen. Mike Quigley. A U.S. citizen. Niel Ransom. A U.S. citizen. Thomas Edig. A German citizen.

SCHEDULE III

     The following sets forth the name and title of each Avanex executive officer or director who executed a Voting Agreement and Irrevocable Proxy and the number of Shares beneficially owned by each such person.

Name of	Title	Number of shares	Number of shares
Stockholder		of Avanex Common	of Avanex Common
		Stock	Stock issuable upon
			exercise of options
			exercisable within
			60 days after May
			12, 2003

Walter Alessandrini	Chairman of the Board of Directors	4,701,148	0
Giovanni Barbarossa	Chief Technical Officer and Senior Vice President of Product Development	728	530,447
Todd Brooks	Member of the Board of Directors	58,249	27,500
Vinton Cerf	Member of the Board of Directors	2,292	67,500
Joel Smith III	Member of the Board of Directors	51,200	27,500
Susan Wang	Member of the Board of Directors	0	0